UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. RESULTS FOR THE YEAR ENDED MARCH 31, 2013
FROM APRIL 1, 2012 TO MARCH 31, 2013 CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

UNAUDITED FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE YEAR ENDED MARCH 31, 2013

FROM APRIL 1, 2012 TO MARCH 31, 2013

CONSOLIDATED

Released on April 23, 2013

NIDEC CORPORATION

Date of Board of Directors’ Meeting for Approving Financial Statements: April 23, 2013

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange

Date of Annual General Shareholders’ Meeting (Plan): June 25, 2013

Date of Commencement of Dividend Payment (Plan): June 5, 2013

Date of Filing of Japanese Annual Securities Report (Plan): June 26, 2013

1. Selected Consolidated Financial Performance (U.S. GAAP) (unaudited)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Year ended March 31
	2013	2012
Net sales	¥709,270	¥682,320
Ratio of change from the same period of previous fiscal year	3.9%	0.9%
Operating income	17,627	73,070
Ratio of change from the same period of previous fiscal year	(75.9)%	(21.3)%
Income from continuing operations before income taxes	13,427	70,856
Ratio of change from the same period of previous fiscal year	(81.1)%	(13.6)%
Net income attributable to Nidec Corporation	7,998	40,731
Ratio of change from the same period of previous fiscal year	(80.4)%	(22.2)%
Net income attributable to Nidec Corporation per share-basic	¥59.37	¥296.25
Net income attributable to Nidec Corporation per share-diluted	¥55.07	¥276.89
Ratio of net income attributable to Nidec Corporation to average of Nidec Corporation shareholders’ equity *1	2.0%	11.2%
Ratio of income from continuing operations before income taxes to total assets	1.5%	9.2%
Ratio of operating income to net sales	2.5%	10.7%

Notes:

1. Weighted-average of Nidec Corporation shareholders' equity at the beginning and the end of each fiscal year

2. Comprehensive income (loss) attributable to Nidec Corporation:

¥68,256 million for the year ended March 31, 2013 (81.1% increase compared to the fiscal year ended March, 31, 2012)

¥37,684 million for the year ended March 31, 2012 (3.4% increase compared to the fiscal year ended March 31, 2011)

3. Equity in net income (loss) of affiliated companies:

¥13 million for the year ended March 31, 2013

¥0 million for the year ended March 31, 2012

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	March 31, 2013	March 31, 2012
Total assets	¥1,004,852	¥800,401
Total equity	453,467	425,611
Nidec Corporation shareholders’ equity	415,502	370,182
Nidec Corporation shareholders’ equity to total assets	41.3%	46.2%
Nidec Corporation shareholders’ equity per share	¥3,085.07	¥2,705.32

(3) Consolidated Results of Cash Flows

	Yen in millions
	Year ended March 31, 2013	Year ended March 31, 2012
Net cash provided by operating activities	¥110,286	¥56,712
Net cash used in investing activities	(133,854)	(19,918)
Net cash provided by (used in) financing activities	61,117	(814)
Cash and cash equivalents at the end of year	¥193,420	¥130,290

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2014 (target)	Year ended March 31, 2013	Year ended March 31, 2012
Interim dividend per share	¥40.00	¥45.00	¥45.00
Year-end dividend per share	45.00	40.00	45.00
Annual dividend per share	¥85.00	85.00	90.00
Dividends declared for the year	-	¥11,354 million	¥12,325 million
Dividend payout ratio *	22.9%	143.2%	30.4%
Dividend to Nidec Corporation shareholders’ equity	-	2.9%	3.4%
*Note: “Annual dividend per share” to “earnings per share-basic”

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2014)

	Yen in millions (except for per share amounts)
	Six months ending September 30, 2013	Year ending March 31, 2014
Net sales	¥380,000	¥800,000
Operating income	30,000	70,000
Income from continuing operations before income taxes	29,000	68,000
Net income attributable to Nidec Corporation	21,000	50,000
Net income attributable to Nidec Corporation per share-basic	¥155.92	¥371.25

4. Others

(1) Changes in significant subsidiaries (changes in “specified subsidiaries” (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period: None

(2) Changes in accounting policies:

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: Not applicable

(3) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock)

145,075,080 shares at March 31, 2013

145,075,080 shares at March 31, 2012

2. Number of treasury stock at the end of each period:

10,393,522 shares at March 31, 2013

8,240,496 shares at March 31, 2012

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

134,714,279 shares for the year ended March 31, 2013

137,490,290 shares for the year ended March 31, 2012

Note: Please refer to “Earnings per share” in “4. Consolidated Financial Statements (U.S. GAAP) (unaudited)” on page 36 for more information.

NON-CONSOLIDATED FINANCIAL STATEMENTS

Nidec Non-Consolidated Financial Performance (Japanese GAAP) (unaudited)

(1) Non-Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Year ended March 31
	2013	2012
Net sales	¥132,030	¥146,965
Ratio of change from the same period of previous fiscal year	(10.2)%	0.2%
Operating income	(4,856)	7,497
Ratio of change from the same period of previous fiscal year	-	10.3%
Ordinary income	(3,337)	15,899
Ratio of change from the same period of previous fiscal year	-	(28.8)%
Net income	(12,443)	29,358
Ratio of change from the same period of previous fiscal year	-	33.5%
Net income per share-basic	¥(92.29)	¥213.53
Net income per share-diluted	-	¥199.45

(2) Non-Consolidated Financial Position

	Yen in millions (except for per share amounts)
	March 31, 2013	March 31, 2012
Total assets	¥565,451	¥488,939
Net assets	210,719	248,897
Net assets to total assets	37.3%	50.9%
Net assets per share	¥1,561.81	¥1,818.96

Note:

Shareholders’ equity:

¥210,719 million for the year ended March 31, 2013

¥248,897 million for the year ended March 31, 2012

Please see the press release entitled “Nidec Resolves to Make Nidec Copal Corp., Nidec Tosok Corp. and Nidec Seimitsu Corp. its Wholly Owned Subsidiaries,“ which is being submitted on Form 6-K on April 23, 2013, for information relating to the agreements to make Nidec Copal Corporation, Nidec Tosok Corporation and Nidec Seimitsu Corporation wholly owned subsidiaries of Nidec Corporation.

Investor presentation materials relating to Nidec Corporation’s financial results for the fiscal year ended March 31, 2013, are expected to be published on Nidec’s corporate website on April 24, 2013.

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the year Ended March 31, 2013

The global economic condition during the nine months ended December 31, 2013 remained challenging as the stagnant economic environment in Europe protracted with few notable signs of improvement and China and other newly emerging countries achieved limited success in recovering from the downward trends.  However, the U.S. economy began to gradually improve toward the end of the fiscal year due to the implementation of monetary policy measures.  In Japan, the depreciation of the Japanese yen and the progress on governmental measures led to increasing expectations of improvements in the overall economy and companies’ operating results, and signs of a possible recovery from the prolonged recession began to emerge.

In this business environment, we have experienced rapid and significant declines in demand for some of our major products, including components for personal computers, digital cameras and LCD panel manufacturing equipment, since November 2012, and we began to implement measures to streamline our business structure in an effort to quickly recover and improve our profitability.

2. Consolidated Operating Results

Consolidated Operating Results for the Year Ended March 31, 2013 (“this fiscal year”), Compared to the Year Ended March 31, 2012 (the “previous fiscal year”)

			Yen in millions
	Year ended March 31, 2013	Year ended March 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales	709,270	682,320	26,950	3.9%
Operating income	17,627	73,070	(55,443)	(75.9)%
Income from continuing operations before income taxes	13,427	70,856	(57,429)	(81.1)%
Net income attributable to Nidec Corporation	7,998	40,731	(32,733)	(80.4)%

Consolidated net sales increased 3.9% to ¥709,270 million for this fiscal year compared to the previous fiscal year. Operating income decreased 75.9% to ¥17,627 million for this fiscal year compared to the previous fiscal year, which was mainly due to expenses incurred in connection with streamlining our business structure and other adjustments, including write-down of tangible assets. The ratio of operating income to net sales, or operating income ratio, for this fiscal year was 2.5%. The average exchange rate between the Japanese yen and the U.S. dollar for this fiscal year was ¥83.10 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥4.02, or approximately 5%, compared to the previous fiscal year. The average exchange rate between the Japanese yen and the Euro for this fiscal year was ¥107.14 to the Euro, which reflected an appreciation of the Japanese yen against the Euro of ¥1.84, or approximately 2%, compared to the previous fiscal year. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥21,400 million and our operating income of approximately ¥2,500 million for this fiscal year compared to the previous fiscal year.

Income from continuing operations before income taxes decreased 81.1% to ¥13,427 million for this fiscal year compared to the previous fiscal year. Foreign exchange loss (mainly relating to translation of foreign currency-denominated assets) increased approximately ¥1,200 million to approximately ¥3,000 million for this fiscal year from approximately ¥1,800 million for the previous fiscal year. Net income attributable to Nidec Corporation decreased 80.4% to ¥7,998 million for this fiscal year compared to the previous fiscal year.

Operating Results by Product Category for This Fiscal Year Compared to the Previous Fiscal Year

Small precision motors-

			Yen in millions
	Year ended March 31, 2013	Year ended March 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	319,724	331,437	(11,713)	(3.5)%
Hard disk drives spindle motors	165,427	176,932	(11,505)	(6.5)%
Other small precision motors *	154,297	154,505	(208)	(0.1)%
Operating income of small precision motors	22,678	54,216	(31,538)	(58.2)%

Note: Starting in this fiscal year, the “small precision motors” product category has been divided into “hard disk drives spindle motors” and “other small precision motors.” Moreover, starting in this fiscal year, the motor application products that were previously included in the “electronic and optical components” product category have been reclassified to the “small precision motors” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of small precision motors decreased 3.5% to ¥319,724 million for this fiscal year compared to the previous fiscal year. This was mainly due to a decrease in sales of spindle motors for hard disk drives (“HDDs”). The depreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a positive effect on our sales of small precision motors of approximately ¥13,300 million for this fiscal year compared to the previous fiscal year.

Net sales of spindle motors for HDDs for this fiscal year decreased ¥11,505 million, or 6.5%, compared to the previous fiscal year. The number of units sold of spindle motors for HDDs decreased approximately 16% compared to the previous fiscal year. The average unit price of spindle motors for HDDs on a Japanese yen basis for this fiscal year increased approximately 11% compared to the previous fiscal year mainly due to an approximately 5% increase in the average unit price on a U.S. dollar basis and the positive impact of the approximately 5% depreciation of the Japanese yen against the U.S. dollar.

The number of units sold of spindle motors for 3.5-inch HDDs and 2.5-inch HDDs for this fiscal year decreased approximately 14% and 16%, respectively, compared to the previous fiscal year. The average unit price of spindle motors for 3.5-inch HDDs and 2.5-inch HDDs on a U.S. dollar basis for this fiscal year, however, increased approximately 8% and 4%, respectively, compared to the previous fiscal year. Net sales of spindle motors for 3.5-inch HDDs and 2.5-inch HDDs for this fiscal year decreased approximately 3% and 9%, respectively, compared to the previous fiscal year.

Net sales of other small precision motors for this fiscal year decreased ¥208 million, or 0.1%, compared to the previous fiscal year. Net sales decreased despite the contribution of Nidec Seimitsu Corporation for the full fiscal year whereas Nidec Seimitsu’s net sales were included only after our acquisition in July 2011 for the previous fiscal year. Nidec Seimitsu’s net sales for the three months ended June 30, 2012 were approximately ¥3,400 million. Net sales of other small precision motors for this fiscal year also reflected the contribution of SCD Co., Ltd., which we acquired through Nidec Sankyo Corporation in the three months ended March 31, 2013. With respect to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors for this fiscal year decreased approximately 10% compared to the previous fiscal year. This decrease was mainly due to an approximately 11% decrease in the number of units sold and an approximately 3%decrease in the average unit price on a U.S. dollar basis for this fiscal year compared to the previous fiscal year. Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for this fiscal year increased approximately 6% compared to the previous fiscal year. This was mainly due to an approximately 13% increase in the average unit price on a U.S. dollar basis although the number of units sold decreased approximately 11% for this fiscal year compared to the previous fiscal year.

Operating income of small precision motors decreased 58.2% to ¥22,678 million for this fiscal year compared to the previous fiscal year. This was mainly due to expenses incurred in connection with streamlining our business structure and other adjustments, in addition to the decrease in sales and the negative effect of our declining operation rate.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Year ended March 31, 2013	Year ended March 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	248,464	208,529	39,935	19.2％
Appliance, commercial and industrial products	161,794	124,200	37,594	30.3％
Automotive products	86,670	84,329	2,341	2.8％
Operating income of automotive, appliance, commercial and industrial products	2,678	9,375	(6,697)	(71.4)％

Note: Starting in this fiscal year, the “general motors” product category has been renamed as “automotive, appliance, commercial and industrial products” and the automotive components that were previously included in the “other” product category have been reclassified to the “automotive, appliance, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of automotive, appliance, commercial and industrial products increased 19.2% to ¥248,464 million for this fiscal year compared to the previous fiscal year.

Net sales of appliance, commercial and industrial products for this fiscal year increased 30.3% compared to the previous fiscal year primarily due to approximately ¥36,400 million of aggregate sales at Nidec ASI S.p.A., Avtron Industrial Automation, Inc. and Kinetek Group, Inc. which were newly consolidated in this fiscal year.

Net sales of automotive products for this fiscal year increased 2.8% compared to the previous fiscal year. Within the automotive products category, sales of automotive motors for electric power steering by Nidec Corporation and its direct-line subsidiaries for this fiscal year increased approximately 13% compared to the previous fiscal year mainly as a result of our efforts to expand our customer base and an increase in sales to our existing customers.

Operating income of automotive, appliance, commercial and industrial products decreased 71.4% to ¥2,678 million for this fiscal year compared to the previous fiscal year mainly due to expenses incurred in connection with streamlining our business structure and other adjustments as well as an increase in investment costs relating to research and development operations.

Machinery-

			Yen in millions
	Year ended March 31, 2013	Year ended March 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of machinery	63,526	64,904	(1,378)	(2.1)％
Operating income of machinery	7,014	6,644	370	5.6％

Net sales of machinery decreased 2.1% to ¥63,526 million for this fiscal year compared to the previous fiscal year mainly due to a decrease in sales of LCD panel handling robots at Nidec Sankyo.

Operating income of machinery increased 5.6% to ¥7,014 million for this fiscal year compared to the previous fiscal year.

Electronic and optical components-

			Yen in millions
	Year ended March 31, 2013	Year ended March 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	69,188	69,377	(189)	(0.3)%
Operating income (loss) of electronic and optical components	(8,465)	7,252	(15,717)	-

Note: Starting in this fiscal year, the motor application products that were previously included in the “electronic and optical components” product category have been reclassified to the “small precision motors” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of electronic and optical components decreased 0.3% to ¥69,188 million for this fiscal year compared to the previous fiscal year due to a decrease in sales at Nidec Copal Electronics which mainly reflected weak investments in the semiconductor manufacturing equipment, pneumatic and information-communication industries, partially offset by increased sales at Nidec Copal (after adjustments for discontinued operations) and increased sales at Nidec Sankyo. The sales increase at Nidec Copal mainly reflected stronger demand for lenses and other components for single-lens digital cameras, which was partially offset by a decrease in sales of components for compact digital cameras. The sales increase at Nidec Sankyo mainly reflected the positive impact of newly consolidated subsidiaries.

We recorded ¥8,465 million of operating loss on electronic and optical components for this fiscal year. This mainly reflected significant declines in the operation rates and the capacity utilization rates of Nidec Copal’s manufacturing facilities due to rapidly declining demand for its products during the second half of this fiscal year as well as expenses incurred by Nidec Copal in connection with streamlining its business structure and other adjustments. The decrease in operating income of electronic and optical components also reflected the lower sales at Nidec Copal Electronics and expenses incurred by Nidec Copal Electronics in connection with streamlining its business structure and other adjustments.

Other products-

			Yen in millions
	Year ended March 31, 2013	Year ended March 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of other products	8,368	8,073	295	3.7%
Operating income of other products	893	1,011	(118)	(11.7)%

Note: Starting in this fiscal year, the automotive products that were previously included in the “other” product category have been reclassified to the “automotive, appliance, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of other products increased 3.7% to ¥8,368 million and operating income of other products decreased 11.7% to ¥893 million for this fiscal year compared to the previous fiscal year.

Consolidated Operating Results for the Three Months Ended March 31, 2013 (“this 4Q”), Compared to the Three Months Ended December 31, 2012 (“this 3Q”)

			Yen in millions
	Three months ended March 31, 2013	Three months ended December 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales	186,060	169,670	16,390	9.7%
Operating income (loss)	(25,399)	1,303	(26,702)	-
Income (loss) from continuing operations before income taxes	(24,409)	1,259	(25,668)	-
Net income (loss) attributable to Nidec Corporation	(19,095)	894	(19,989)	-

Consolidated net sales increased 9.7% to ¥186,060 million for this 4Q compared to this 3Q. We recorded ¥25,399 million of operating loss for this 4Q, compared to operating income of ¥1,303 million for this 3Q. The average exchange rate between the Japanese yen and the U.S. dollar for this 4Q was ¥92.42 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥11.25, or approximately 14%, compared to this 3Q. The average exchange rate between the Japanese yen and the Euro for this 4Q was ¥122.04 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥16.79, or approximately 16%, compared to this 3Q. The depreciation of the Japanese yen and other Asian currencies against the U.S. dollar and the Euro had a positive effect on our net sales of approximately ¥18,900 million as well as on our operating income of approximately ¥2,200 million for this 4Q compared to this 3Q.

We had a loss on continuing operations before income taxes of 24,409 million for this 4Q. We recorded approximately ¥1,000 million of foreign exchange gain for this 4Q compared to approximately ¥900 million of foreign exchange gain for this 3Q. Net loss attributable to Nidec Corporation for this 4Q was ¥19,095 million.

Our consolidated operating results for prior periods up to and including this 3Q have been retroactively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of Nidec ASI S.p.A., Avtron Industrial Automation, Inc. and Kinetek Group, Inc. We completed our valuation of such assets and liabilities during this 4Q.

Operating Results by Product Category for This 4Q Compared to This 3Q

For the calculation of a unit price on a U.S. dollar basis for a quarterly reporting period, each amount used for the calculation has been obtained by subtracting from the relevant amount for the cumulative interim period up to and including the quarter since the beginning of the fiscal year the relevant amount for the cumulative interim period up to and including the quarter immediately preceding the quarter since the beginning of the fiscal year.  The unit price on a U.S. dollar basis has been obtained by first dividing the amount of net sales on a Japanese yen basis by the number of units sold for the relevant quarter, and then applying the average exchange rate for the relevant quarter to the resulting quotient.  Accordingly, the unit price on a U.S. dollar basis so obtained may differ from the contracted unit price on a U.S. dollar basis particularly in the event of rapid and significant fluctuations in the relevant exchange rate.

Small precision motors-

			Yen in millions
	Three months ended March 31, 2013	Three months ended December 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	76,759	74,513	2,246	3.0%
Hard disk drives spindle motors	39,887	36,935	2,952	8.0%
Other small precision motors	36,872	37,578	(706)	(1.9)%
Operating income (loss) of small precision motors	(11,943)	2,575	(14,518)	-

Net sales of small precision motors increased 3.0% to ¥76,759 million for this 4Q compared to this 3Q. The depreciation of the Japanese yen against the U.S. dollar had a positive impact of approximately ¥8,100 million on the sales of our small precision motors for this 4Q.

Net sales of spindle motors for HDDs for this 4Q increased ¥2,952 million, or 8.0%, compared to this 3Q. The number of units sold of spindle motors for HDDs for this 4Q decreased approximately 10% compared to this 3Q. The average unit price of spindle motors for HDDs on a Japanese yen basis for this 4Q increased approximately 20% compared to this 3Q mainly due to the 14% depreciation of the Japanese yen against the U.S. dollar and an approximately 5% increase in the average unit price on a U.S. dollar basis. The number of units sold of spindle motors for 2.5-inch HDDs and 3.5-inch HDDs for this 4Q decreased approximately 14% and 5%, respectively, compared to this 3Q. The sales of spindle motors for 2.5-inch HDDs and 3.5-inch HDDs for this 4Q increased approximately 4% and 13%, respectively, compared to this 3Q.

Net sales of other small precision motors for this 4Q decreased ¥706 million, or 1.9%, compared to this 3Q. This decrease was mainly due to lower sales at Nidec Sankyo and Nidec Seimitsu. Sales of other small precision brushless DC motors at Nidec Corporation and its direct-subsidiaries for this 4Q increased approximately 13% compared to this 3Q. The average unit price on a U.S. dollar basis increased approximately 2% and the number of units sold decreased approximately 3% for this 4Q compared to this 3Q. Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for this 4Q increased approximately 9% compared to this 3Q. The average unit price on a U.S. dollar basis increased approximately 5% and the number of units sold decreased approximately 8% for this 4Q compared to this 3Q.

We recorded a ¥11,943 million of operating loss on small precision motors for this 4Q mainly due to expenses incurred in connection with streamlining our business structure and other adjustments as well as the decrease in sales except the impact of the 14% depreciation of Japanese yen against U.S. dollar for this 4Q compared to this 3Q.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Three months ended March 31, 2013	Three months ended December 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	74,226	61,605	12,621	20.5%
Appliance, commercial and industrial products	50,836	41,422	9,414	22.7%
Automotive products	23,390	20,183	3,207	15.9%
Operating income (loss) of automotive, appliance, commercial and industrial products	(2,990)	741	(3,731)	-

Net sales of automotive, appliance, commercial and industrial products increased 20.5% to ¥74,226 million for this 4Q compared to this 3Q.

Net sales of appliance, commercial and industrial products for this 4Q increased 22.7% compared to this 3Q mainly due to increases in sales at Nidec Motor and Nidec Techno Motor, which mainly reflected seasonal increases in demand for such products, and the contribution of Kinetek Group. Inc., which was newly consolidated in November 2012.

Net sales of automotive products for this 4Q increased 15.9% compared to this 3Q. This increase was mainly due to an increase in sales at Nidec Corporation and its direct-subsidiaries to the existing customers and an increase in sales at Nidec Motors & Actuators for this 4Q compared to this 3Q.

We recorded ¥2,990 million of operating loss on automotive, appliance, commercial and industrial products for this 4Q mainly due to expenses incurred in connection with streamlining our business structure and other adjustments.

Machinery-

			Yen in millions
	Three months ended March 31, 2013	Three months ended December 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of machinery	17,027	15,233	1,794	11.8%
Operating income of machinery	910	2,015	(1,105)	(54.8)%

Net sales of machinery increased 11.8% to ¥17,027 million for this 4Q compared to this 3Q mainly due to an increase in sales at Nidec Minster Corporation.

Operating income of machinery decreased 54.8% to ¥910 million for this 4Q compared to this 3Q mainly due to expenses incurred in connection with streamlining our business structure and other adjustments.

Electronic and optical components-

			Yen in millions
	Three months ended March 31, 2013	Three months ended December 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	15,704	16,057	(353)	(2.2)%
Operating income (loss) of electronic and optical components	(9,454)	(2,092)	(7,362)	-

Net sales of electronic and optical components decreased 2.2% to ¥15,704 million for this 4Q compared to this 3Q mainly due to a decrease in sales at Nidec Copal Electronics to customers in the information communications and broadcasting equipment industries.

We recorded ¥9,454 million of operating loss on electronic and optical components for this 4Q. This mainly reflected the decrease in sales at Nidec Copal Electronics, significant declines in the operation rates and capacity utilization rates of our manufacturing facilities, and the expenses incurred in connection with streamlining our business structure and other adjustments.

Other products-

			Yen in millions
	Three months ended March 31, 2013	Three months ended December 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of other products	2,344	2,262	82	3.6％
Operating income of other products	219	229	(10)	(4.4)％

Net sales of other products increased 3.6% to ¥2,344 million for this 4Q compared to this 3Q.

Operating income of other products decreased 4.4% to ¥219 million for this 4Q compared to this 3Q.

(2) Financial Position

	As of March 31, 2013	As of March 31, 2012	Increase or decrease
Total assets (million)	¥1,004,852	¥800,401	¥204,451
Total liabilities (million)	551,385	374,790	176,595
Nidec Corporation shareholders’ equity (million)	415,502	370,182	45,320
Interest-bearing debt (million) *1	312,697	188,518	124,179
Net interest-bearing debt (million) *2	¥119,277	¥58,228	¥61,049
Debt ratio (%) *3	31.1	23.6	7.5
Debt to equity ratio (“D/E ratio”) (times) *4	0.75	0.51	0.24
Net D/E ratio (times) *5	0.29	0.16	0.13
Nidec Corporation shareholders’ equity to total assets (%)	41.3	46.2	(4.9)

Notes:

*1: The sum of “short-term borrowings,” “current portion of long-term debt” and “long-term debt” in our consolidated balance sheet, including convertible bonds

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥204,500 million to ¥1,004,852 million as of March 31, 2013 compared to March 31, 2012. This increase was primarily due to an increase of approximately ¥63,100 million in cash and cash equivalents, an increase of approximately ¥52,400 million in goodwill, an increase of approximately ¥47,100 million in property, plant and equipment, and an increase of approximately ¥42,000 million in other non-current assets.

Total liabilities increased approximately ¥176,600 million to ¥551,385 million as of March 31, 2013 compared to March 31, 2012. Our current portion of long-term debt increased approximately ¥133,000 million to approximately ¥133,600 million as of March 31, 2013 compared to March 31, 2012. Our long-term debt increased approximately ¥45,000 million to approximately ¥146,300 million as of March 31, 2013 compared March 31, 2012. On the other hand, our short-term borrowings decreased approximately ¥53,800 million to approximately ¥32,800 million as of March 31, 2013 compared to March 31, 2012.

As a result, our net interest-bearing debt increased approximately ¥61,000 million to approximately ¥119,300 million as of March 31, 2013 compared to March 31, 2012. Our debt ratio increased to 31.1% as of March 31, 2013 from 23.6% as of March 31, 2012. Our debt to equity ratio was 0.75 as of March 31, 2013 compared to 0.51 as of March 31, 2012. Our net debt to equity ratio was 0.29 as of March 31, 2013 compared to 0.16 as of March 31, 2012.

As of March 31, 2013, the current portion of long-term debt increased approximately ¥133,000 million compared to March 31, 2012 mainly as a result of the reclassification of the euro yen convertible bonds with stock acquisition rights due 2015 from long-term liability to current liability, as the convertible bonds will become redeemable at the option of holders of the bonds within one year. In addition, our long-term debt increased approximately ¥45,000 million due to borrowings of €240 million and $500 million obtained from Japanese financial institutions to which credit lines were extended to fund acquisition transactions under a special facility established by the Japan Bank for International Cooperation in response to the appreciating Japanese yen, and due to the issuance of ¥100,000 million aggregate principal amount of unsecured straight bonds (the three tranches of which rank pari passu with one another).

Nidec Corporation shareholders’ equity increased approximately ¥45,300 million to ¥415,502 million as of March 31, 2013 compared to March 31, 2012. The increase in Nidec Corporation shareholders’ equity mainly reflected the positive impact of foreign currency translation adjustments of approximately ¥60,400 million as of March 31, 2013 compared to March 31, 2012. On the other hand, our treasury stock decreased approximately ¥14,600 million due to repurchases of shares of our common stock (representing 3.51% of our shares issued and outstanding) for the fiscal year ended March 31, 2013, which were partially offset by the treasury shares (representing 2.19% of our shares issued and outstanding) used in the share exchange transaction to make Nidec Sankyo a wholly owned subsidiary. In addition, our retained earnings decreased approximately ¥4,100 million compared to March 31, 2012. Nidec Corporation shareholders' equity to total assets decreased to 41.3% as of March 31, 2013 from 46.2% as of March 31, 2012.

In connection with our acquisition of Nidec Minster Corporation, Nidec ASI S.p.A., Avtron Industrial Automation, Inc., SCD Co., Ltd. ,Kinetek Group, Inc., and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. in the fiscal year ended March 31, 2013, we recorded approximately ¥163,300 million in assets in the aggregate, including approximately ¥49,100 million in goodwill, and approximately ¥42,400 million in liabilities in the aggregate, including approximately ¥11,900 million in trade notes and accounts payable. We are currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. These assets and liabilities have been recorded on our consolidated balance sheet based on preliminary management estimation as of March 31, 2013.

Overview of Cash Flow-

	(Yen in millions)
	For the year ended March 31		Increase or decrease
	2013	2012
Net cash provided by operating activities	¥110,286	¥56,712	¥53,574
Net cash used in investing activities	(133,854)	(19,918)	(113,936)
Free cash flow *1	(23,568)	36,794	(60,362)
Net cash provided by (used in) financing activities	¥61,117	¥(814)	¥61,931

Note:

*1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flows from operating activities for the fiscal year ended March 31, 2013 ("this fiscal year") were a net cash inflow of ¥110,286 million. Compared to the fiscal year ended March 31, 2012 ("the previous fiscal year"), our cash inflow from operating activities for this fiscal year increased approximately ¥53,600 million. This increase was mainly due to the positive impact of approximately ¥84,200 million of net changes in operating assets and liabilities which consisted of a decrease of approximately ¥82,400 million in operating assets and an increase of approximately ¥1,800 million in operating liabilities. On the other hand, our consolidated net income decreased approximately ¥37,400 million for this fiscal year compared to the previous fiscal year.

Cash flows from investing activities for this fiscal year were a net cash outflow of ¥133,854 million. Compared to the previous fiscal year, our net cash outflow from investing activities for this fiscal year increased approximately ¥113,900 million mainly due to an increase in acquisitions of business, net of cash acquired, of approximately ¥85,100 million and an increase in additional purchases of property, plant and equipment of approximately ¥19,900 million. In addition, our insurance proceeds related to property, plant and equipment damaged in flood decreased approximately ¥19,900 million for this fiscal year compared to the previous fiscal year.

As a result, we had a negative free cash flow of ¥23,568 million for this fiscal year compared to a positive free cash flow of ¥36,794 million for the previous fiscal year.

Cash flows from financing activities for this fiscal year were a net cash inflow of ¥61,117 million. Compared to the previous fiscal year, our net cash inflow from financing activities for this fiscal year increased approximately ¥61,900 million. For this fiscal year, we had ¥100,000 million in proceeds from issuance of corporate bonds and approximately ¥71,300 million in proceeds from issuance of long-term debt, which were partially offset by a net decrease in short-term borrowings of approximately ¥78,300 million and an increase in repurchases of treasury stock of approximately ¥21,100 million.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of March 31, 2013 was ¥193,420 million, an increase of approximately ¥63,100 million from March 31, 2012.

Reference:

	As of March 31, 2013	As of March 31, 2012	As of March 31, 2011	As of March 31, 2010	As of March 31, 2009
Shareholders’ equity to total assets	41.3%	46.2%	47.5%	49.1%	42.3%
Total market value of Nidec's shares (*1) (*4) to total assets	75.5%	128.9%	133.3%	201.5%	87.2%
Interest-bearing liabilities (*2) to net cash provided by operating activities	2.8	3.3	1.9	1.3	3.4
Interest coverage ratio (*3)	279.2	173.4	223.3	127.6	46.0

Notes:

*1. Total market value of Nidec’s shares to total assets is a non-GAAP measure. Total market value is calculated as the closing stock price at fiscal year end multiplied by the number of shares issued at fiscal year end (excluding treasury stock).

*2. Interest-bearing liabilities: Total amount of “short-term borrowings”, “current portion of long-term debt” and “long-term debt” in the consolidated balance sheet

*3. Interest coverage ratio: Net cash provided by operating activities divided by “interest payments” during a fiscal year

*4: To supplement our balance sheets presented on a GAAP basis, we use a non-GAAP measure of balance sheets to analyze our operational balance sheets. The presentation of a non-GAAP measure is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to any balance sheet figures as a measure of financial position.

(3) Business Forecasts for the Fiscal Year ending March 31, 2014

The recent global economic trends have been such that a gradual and sustained recovery from the prolonged recession may be expected although the risks relating to Europe as well as China and other newly emerging countries need to be closely monitored, and a cautious attitude that the emerging upward trends in Japan and the United States may be exaggerated by optimistic expectations should be maintained.

Under these circumstances, we aim to improve our profitability through efforts to enhance and expand our business portfolio and realize the intended benefits of the measures to streamline our business structure, which we began to implement in the fiscal year ended March 31, 2013, so as to achieve the goals set forth in our new medium-term business strategy.

Set forth below are our business performance forecasts prepared in light of and subject to our current assumptions and uncertainties.  See the “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this report.

Forecast of consolidated results for the fiscal year ending March 31, 2014

Net sales	¥800,000 million	(Up 12.8% from the previous fiscal year)
Operating income	¥70,000 million	(Up 297.1% from the previous fiscal year)
Income from continuing operations before income taxes	¥68,000 million	(Up 406.4% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥50,000 million	(Up 525.2% from the previous fiscal year)

Forecast of consolidated results for the six months ending September 30, 2013

Net sales	¥380,000 million	(Up 7.5% from the same period of the previous fiscal year)
Operating income	¥30,000 million	(Down 28.1% from the same period of the previous fiscal year)
Income from continuing operations before income taxes	¥29,000 million	(Down 20.7% from the same period of the previous fiscal year)
Net income attributable to Nidec Corporation	¥21,000 million	(Down 19.8% from the same period of the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecasts are US$1 = ¥95 and €1 = ¥125. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming these exchange rates.

(4) Dividend Policy

We uphold shareholder-oriented management and pursue high growth, high profitability and high share value to build long-term, sustainable growth in shareholder value.  We seek to lay out our vision for the future on a regular and timely basis to keep stakeholders informed of how we intend to respond to changing opportunities and challenges as we continue to strive to succeed in our endeavors.  Placing importance on regular dividend payments, we seek to increase our dividend payout to around 30% of our consolidated net income and use reserves to reinforce our management structure, expand our business horizons, and eventually to improve our profitability and shareholder value.

We have determined the year-end dividend to be ¥40.0 per share for the fiscal year ended March 31, 2013, ¥5.0 per share higher than previously announced. For the fiscal year ended March 31, 2013, in addition to the interim dividend of ¥45.0 per share already paid, we intend to pay a year-end dividend of ¥40.0 per share, an increase of ¥5.0 per share from the amount previously announced. As a result, together with the interim dividend of ¥45.0 per share, the full-year dividend will be ¥85.0 per share. The dividend payout ratio, which is obtained by dividing dividend declared for the year by net income attributable to Nidec Corporation, for this fiscal year is approximately 143.17%.

Our current dividend forecast for the year ending March 31, 2014 is a full-year dividend of ¥85.0 per share (an interim dividend of ¥40.0 per share and a year-end dividend of ¥45.0 per share).  Based on this forecast of the interim, year-end and full-year dividends per share, the dividend payout ratio for the fiscal year ending March 31, 2014 that we are aiming to achieve is 22.90%.

(5) Risk Factors

The significant risks relating to our business that we are recognized as of March 31, 2013 included those relating to:

•

concentration of sales in a small number of customers,

•

our dependence on the computer industry,

•

our dependence on the hard disc drive market,

•

geographical concentration of facilities (Because our facilities are concentrated in a limited number of locations, disruptions in one or more of those locations could have a material adverse impact on our business operations.),

•

downward pricing pressure,

•

our third party suppliers,

•

competition,

•

commercializing customized products,

•

product defects,

•

our dependence on production and sales in developing countries,

•

the incomparability of our quarterly operating results,

•

our advanced planning for production and inventory,

•

our M&A strategy,

•

our growth placing strains on management and operational and financial resources,

•

our dependence on our founder, President and CEO, Mr. Shigenobu Nagamori,

•

our failure to achieve our corporate objectives or business strategies,

•

our reliance on monthly financial data from operating segments not prepared on a U.S. GAAP basis,

•

legal and regulatory compliance,

•

our internal controls over financial reporting,

•

patents and other intellectual property rights,

•

leaks of confidential information,

•

hiring and retention of qualified personnel,

•

our pension plans,

•

impairment of goodwill and long-lived assets,

•

uncertainties relating to deferred tax assets,

•

foreign exchange fluctuations,

•

interest rate fluctuations,

•

unexpected drastic declines in the global economies,

•

our ability to collect on our accounts receivable,

•

stock value fluctuations,

•

our access to liquidity and capital,

•

natural disasters and other events over which we have little or no control, including the recent flooding in Thailand and subsequent events, and

•

a substantial number of our shares of common stock being eligible for future sale.

The foregoing risk factors were identified based on information available at the time of this announcement, and do not contain all of the information that may be important to you. For more information about the significant risks and other key factors that should be considered, please see our annual report on Form 20-F, reports on Form 6-K and other current disclosures that we have publicly released.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "intend," "plan," "forecast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of certain factors, including, but not limited to, (i) general economic conditions in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending, (ii) the effectiveness of our measures designed to streamline our business structure and the impact of expenses relating to streamlining our business structure, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the Euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (v) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Nidec Motor Corporation, Nidec Seimitsu Corporation, Nidec Minster Corporation, Nidec ASI S.p.A., Nidec Sankyo Corporation, Avtron Industrial Automation Inc., SCD Co., Ltd., Kinetek Group, Inc. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd., (vi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations, and (vii) direct and indirect impact of the floods in Thailand.

2. The Nidec Group

The Nidec Group is comprised of Nidec Corporation, 232 consolidated subsidiaries and 5 affiliated companies.

We prepare our consolidated financial statements in accordance with U.S. GAAP, and our scope of consolidation is determined in accordance with U.S. GAAP. Our segments comprise a total of 14 reportable segments in accordance with the Accounting Standards Codification No. 280, “Segment Reporting.” Operating segments are components of an enterprise regularly used by the enterprise’s top decision-makers in making business decisions and assessing performance. Reportable segments consist of one or more operating segments aggregated on the basis of economic similarity and materiality.

Our reportable segments are as follows.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drive motors, DC motors, fan motors, and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd. in Thailand and its consolidated subsidiaries as well as other subsidiaries in Asia that are manufacturers of hard disk drive parts, which primarily produce and sell hard disk drive motors.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fan motors, but excludes its automotive product business.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd. in Singapore and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors, and fan motors.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fan motors.

The Nidec Philippines segment comprises Nidec Philippines Corporation in the Philippines and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic components.

The Nidec Copal segment comprises Nidec Copal Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell electronic and optical components, and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell automobile parts.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell electronic components.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec US Holdings Corporation in U.S.A and its consolidated subsidiaries including Nidec Motor Corporation in Japan and other subsidiaries in North America, South America, Asia and Europe, which primarily produce and sell appliance, commercial and industrial products. Starting in the fiscal year ended March 31, 2013, this segment includes Nidec ASI S.p.A., Kinetek Group, Inc. and Avtron Industrial Automation Inc.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France and other subsidiaries of Europe, North America and China, which primarily produce and sell automotive products.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

We aim to become the world’s No. 1 comprehensive motor manufacturer and operate under the fundamental management policy focusing on motors and other drive technology products as well as products, equipment, parts and components that incorporate drive technologies. Our core product categories include: "small precision motors," "automotive, appliance, commercial and industrial products," "machinery," "electronic and optical components" and "others." Our principal business activities in each of these product categories are carried out in the areas of product development, manufacturing and sales, distribution and other services both in Japan and overseas.

The business activities of Nidec Corporation and the Nidec Group’s principal consolidated subsidiaries are as follows:

Product Category		Principal Companies
Small precision motors	Spindle motors for HDDs	Nidec Corporation Nidec Electronics (Thailand) Co., Ltd. Nidec Philippines Corporation Nidec (Zhejiang) Corporation Nidec (H.K.) Co., Ltd. Nidec Singapore Pte. Ltd.
	Other small precision motors	Nidec Corporation Nidec Sankyo Corporation Nidec (H.K.) Co., Ltd. Nidec (Dong Guan) Limited Nidec Servo Corporation Nidec (Dalian) Limited Nidec Seimitsu Corporation Nidec Copal Corporation
Automotive, appliance, commercial and industrial products	Appliance, commercial and industrial products	Nidec Motor Corporation Nidec ASI S.p.A. Kinetek Group, Inc. Nidec Techno Motor Corporation Nidec Shibaura (Zhejiang) Co., Ltd.
Automotive products

Nidec Corporation

Nidec Tosok Corporation

Nidec Tosok (Vietnam) Co., Ltd.

Nidec Motors & Actuators (Germany) GmbH

Nidec Electronics GmbH

Nidec Automotive Motor (Zhejiang) Corporation

Nidec (Dalian) Limited

Machinery		Nidec Sankyo Corporation Nidec-Shimpo Corporation Nidec-Read Corporation Nidec Copal Corporation
Electronic and optical components		Nidec Copal Corporation Nidec Copal Electronics Corporation Nidec Sankyo Corporation
Others		Nidec Logistics Corporation

3. Management Policies

(1) Basic management policies

We aim to become the world’s No. 1 comprehensive motor manufacturer and maximize shareholder value and meet the expectations of shareholders by achieving higher growth, profit and stock prices, over the long-term.  We seek to uphold the following three management goals and principles:

1.

Provide employment opportunities based on healthy business growth,

2.

Supply universally desired, indispensable products for the common good, and

3.

Pursue the No. 1 position in all that we undertake.

(2) Management targets

We have launched a new medium-term strategic target, pursuant to which we aim to achieve a target sales level of ¥1.2 trillion in the fiscal year ending March 31, 2015.  As targets relating to profitability, we also aim to achieve an operating income ratio of 15% and an ROE (return on equity) of 15%.

(3) The Nidec Group’s mid- to long-term business strategies

To achieve the targets set forth in our new medium-term strategic target, the Nidec Group, acting based on “its organic growth strategy” and “M&A strategy,” seeks to enhance and expand our business portfolio and achieve more uniformity among the group companies.

We plan to shift as promptly as possible from our current business portfolio consisting primarily of small precision motors to an improved and expanded business portfolio consisting of four core business lines—“small precision motors,” “appliance, commercial and industrial motor products,” “automotive products” and “other products.”  As part of this plan, during the fiscal year ended March 31, 2013, we launched a business enhancement system through which we aim to promote a market-oriented approach for each area of operation particularly in terms of formulating new strategic ideas and operational implementation.  In addition, during the fiscal year ending March 31, 2014, with the establishment of a global business promotion division, we intend to endeavor to become a company that will continue to grow 100 years from now by seeking to achieve synergies among the group companies in the global market and accelerate growth through the enhancement and expansion of our business portfolio.

1. Global organic growth strategy

Taking advantage of the recent global trend favoring environmentally-friendly regulatory policies applicable to motors, we aim to create new products using the motor and related technologies that we have developed over the years and cultivate new markets, while establishing a global manufacturing, sales, and research and development network, with a focus on newly emerging markets.

1) We seek to stimulate demand for new small precision motor products to make up for the decreasing demand for such products due to diversifying mobile devices and declining sales of notebook PCs.  We aim to further enhance the technological advantages of high-capacity HDDs for data storage and develop new and innovative technologies that can meet the market’s demand for larger HDD capacity and new HDD application, smaller and thinner HDD products, and multiple applications.  In addition, we aim to further strengthen the competitiveness of our next-generation products by promoting expanded applications of fan motor (“UFF”) and other products using the fluid dynamic bearing (“FDB”) technology.

2) We seek to accelerate the growth of our automotive product business as well as our home appliance, industrial and industrial product businesses, which are expected to become one of our major products, in response to market needs.  We aim to expand our automotive motor business by establishing a three-market—North America, Europe and Asia—framework, shifting from a product line-up consisting solely of motor products to a product line-up consisting of high value-added products through system modularization, and proactively entering newly emerging markets.

With respect to the home appliance, commercial and industrial products, we seek to increase sales and improve our profitability by quickly achieving synergies between our existing operations and the operations of the three overseas companies we acquired in the fiscal year ended March 31, 2013—namely, Nidec ASI S.p.A., an Italian industrial motor manufacturer, Avtron Industrial Automation Inc., a U.S. company, and Kinetek Group, Inc., a U.S. company—and by promptly becoming able to cross-sell our and the newly acquired companies’ products.

2. M&A strategy

We plan to continue to actively seek M&A opportunities as a critical part of our growth strategy as we aim to achieve growth quickly and efficiently.  In the fiscal year ended March 31, 2013, we successfully completed the acquisitions of six companies, taking advantage, among other things, of the appreciating Japanese yen during the first half of the fiscal year.  Nidec Corporation acquired three manufacturers of home appliance, commercial and industrial products (Nidec ASI S.p.A., an Italian company, Avtron Industrial Automation Inc., and Kinetek Group, Inc.) and one manufacturer of automotive products (Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. in China), while Nidec Shimpo, a subsidiary of Nidec Corporation, acquired Nidec Minster Corporation, a U.S. manufacturer of press machines, and Nidec Sankyo acquired SCD Co., Ltd., a South Korean motor and motor drive unit manufacturer.

We intend to actively seek M&A opportunities with articulated purposes, which include strengthening our market position in each of our business areas, including the automotive motor product business, which we expect to become a core business line within our business portfolio, supplementing our intra-group research and development operations, and acquiring know-how relating to low cost production.

(4) The Nidec Group’s challenges

1. Continue to enhance the corporate governance system

For the current fiscal year, we expect to have a total of three outside corporate auditors and two outside directors.  The outside corporate auditors and directors have contributed to vigorous discussions in meetings of our board of directors.  We aim to further enhance our corporate governance system through these measures which are designed to enable our board of directors to better perform and fulfill its obligations and other efforts.

2. Enhance globalization efforts

We consider it critical and seek to accelerate our efforts to globalize our management system and strengthen our global manufacturing, sales and product development operations in order to successfully compete in the increasingly competitive global market.

1) Globalize our management system

Rapid market globalization and intensifying competition require us to globalize our management system that enables us to promptly make decisions. We seek to enhance our management system so as to successfully compete in such market environment by hiring and training decision-makers capable of managing our operations flexibly from such global perspective, including hiring such decision-makers locally for our foreign operations.

2) Strengthen our global sales network

As a critical part of our new medium-term strategic goal, we intend to pursue a global sales strategy where we aim to gain the largest market share in each of our business areas under the leadership of the newly established global business promotion division while making a group-wide effort to expand and enhance our global sales network.

3) Strengthen our global manufacturing operations

As part of our global manufacturing strategy, in an effort to minimize the risk of concentration of our manufacturing operations in a particular country or region, we seek to allocate our resources appropriately in various locations.  Re-confirming our manufacturing philosophy that puts the highest priority on product quality, we endeavor to improve our manufacturing efficiency to the maximum extent possible and create a manufacturing network where the manufacturing sites are located in the most suitable place so as to improve our profitability.

4) Strengthen our global R&D capabilities

With respect to our global research and development efforts, we continue to pursue a project to establish a new research and development center designed to become a core component technology development facility for our global R&D strategy, where we intend to take advantage of the recent global trend favoring environmentally-friendly regulatory policies applicable to motors.  We seek to meet market demand for shorter development cycles for home appliance, commercial and industrial use motors and automotive motor products, which are expected to drive our future growth, by achieving synergies with the R&D operations of Nidec Motor Corporation in the United States and the United Kingdom.  We also intend to implement group-wide measures to enhance our R&D capabilities so as to be better able to offer new products and technologies.  For example, due to its energy efficiency and durability, Nidec Motor’s switched reluctance motor technology is expected to be applied to a variety of products since this technology requires no permanent magnet materials.  As part of our global strategy to increase local manufacturing, where manufacturing is done in areas in close proximity to the relevant market (customers), we also seek to localize our R&D operations.  For example, we plan to expand and improve our R&D facilities in Dalian, Dongguan and other locations in China.

5) Enhance our global management infrastructure

As a global company, we continue to enhance our group-wide management system, accounting and financial reporting systems and procedures, financial performance, and information disclosure systems and procedures that meet global standards.  For example, we continue to pursue our mid-term information technology improvement plan, under which we aim to create an IT system that is standardized at a level sufficient to enable us to globally grow and, at the same time, is sufficiently flexible to adapt to changes.

In addition, we previously maintained a “federate-style” management system, under which each group company we acquired maintains a high degree of independence in managing its business operations.  Going forward, we aim to adapt to the rapidly changing business environments and the intensifying global competition by making efforts to accelerate the group’s companies’ horizontal cooperation in terms of personnel, sales and marketing, manufacturing, and research and developments, and strengthen the collaboration among divisions with common operations, including legal, tax and intellectual property, through modifications to our previously maintained management system designed to enhance the uniformity among our group companies.

Our Operational Management and Audit Department, the department responsible for the group-wide internal controls, seeks to establish a global audit system in an effort to strengthen the supervision in the area of prevention of improper conduct as the global management system is further enhanced, and further enhance our internal control system based on the experience and know-how gained through the past audits of our financial statements and the implementation of measures to comply with the U.S. Sarbanes-Oxley Act of 2002, as amended.  We also seek to improve our disclosure system and policy through enhanced cooperation between a committee responsible for information disclosure and other relevant specialized departments.

Such specialized departments and offices, including the Compliance Office, the Risk Management Office, and the CSR (corporate social responsibility) Promotion Office, also collaborate with one another and other departments as appropriate.  We seek to find ways to create jobs and otherwise contribute to society based on our basic management policy as a good corporate citizen.

4. Consolidated Financial Statements (U.S. GAAP) (unaudited)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	March 31, 2013		March 31, 2012		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥193,420		¥130,290		¥63,130
Trade notes receivable	10,479		11,207		(728)
Trade accounts receivable	148,606		171,255		(22,649)
Inventories:
Finished goods	42,599		40,069		2,530
Raw materials	30,839		25,363		5,476
Work in progress	23,526		22,362		1,164
Supplies and other	2,862		3,659		(797)
Other current assets	48,359		35,082		13,277
Total current assets	500,690	49.8	439,287	54.9	61,403

Investments and advances:
Marketable securities and other securities investments	15,900		14,818		1,082
Investments in and advances to affiliated companies	1,246		754		492
Total investments and advances	17,146	1.7	15,572	1.9	1,574

Property, plant and equipment:
Land	43,523		39,996		3,527
Buildings	159,270		133,911		25,359
Machinery and equipment	330,425		289,139		41,286
Construction in progress	21,837		22,196		(359)
Sub-total	555,055	55.2	485,242	60.6	69,813
Less - Accumulated depreciation	(277,078)	(27.5)	(254,411)	(31.8)	(22,667)
Total property, plant and equipment	277,977	27.7	230,831	28.8	47,146
Goodwill	132,893	13.2	80,525	10.1	52,368
Other non-current assets	76,146	7.6	34,186	4.3	41,960
Total assets	¥1,004,852	100.0	¥800,401	100.0	¥204,451

Liabilities and Equity

	Yen in millions
	March 31, 2013		March 31, 2012		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥32,798		¥86,608		¥(53,810)
Current portion of long-term debt	133,628		674		132,954
Trade notes and accounts payable	134,165		107,345		26,820
Accrued expenses	31,854		22,983		8,871
Other current liabilities	32,432		34,750		(2,318)
Total current liabilities	364,877	36.3	252,360	31.5	112,517

Long-term liabilities:
Long-term debt	146,271		101,236		45,035
Accrued pension and severance costs	19,235		12,715		6,520
Other long-term liabilities	21,002		8,479		12,523
Total long-term liabilities	186,508	18.6	122,430	15.3	64,078

Total liabilities	551,385	54.9	374,790	46.8	176,595

Equity:
Common stock	66,551	6.6	66,551	8.3	-
Additional paid-in capital	70,518	7.0	66,762	8.3	3,756
Retained earnings	322,650	32.1	326,777	40.8	(4,127)

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	12,473		(47,911)		60,384
Net unrealized gains and losses on securities	1,187		1,013		174
Net gains and losses on derivative instruments	242		73		169
Pension liability adjustments	(1,112)		(643)		(469)
Total accumulated other comprehensive income (loss)	12,790	1.3	(47,468)	(5.9)	60,258

Treasury stock, at cost	(57,007)	(5.7)	(42,440)	(5.3)	(14,567)
Total Nidec Corporation shareholders’ equity	415,502	41.3	370,182	46.2	45,320
Noncontrolling interests	37,965	3.8	55,429	7.0	(17,464)
Total equity	453,467	45.1	425,611	53.2	27,856
Total liabilities and equity	¥1,004,852	100.0	¥800,401	100.0	¥204,451

(2) Condensed Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Results for the year ended March 31

Consolidated Statements of Income

	Yen in millions
	Year ended March 31				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
Net sales	¥709,270	100.0	¥682,320	100.0	¥26,950	3.9
Cost of products sold	572,605	80.7	523,729	76.8	48,876	9.3
Selling, general and administrative expenses	84,760	12.0	55,471	8.1	29,289	52.8
Research and development expenses	34,278	4.8	30,050	4.4	4,228	14.1
Operating expenses	691,643	97.5	609,250	89.3	82,393	13.5
Operating income	17,627	2.5	73,070	10.7	(55,443)	(75.9)

Other income (expenses):
Interest and dividend income	1,831		1,634		197
Interest expenses	(679)		(299)		(380)
Foreign exchange gain (loss), net	(2,973)		(1,756)		(1,217)
Gain (loss) from marketable securities, net	(87)		(202)		115
Other, net	(2,292)		(1,591)		(701)
Total	(4,200)	(0.6)	(2,214)	(0.3)	(1,986)	-
Income from continuing operations before income taxes	13,427	1.9	70,856	10.4	(57,429)	(81.1)
Income taxes	(6,568)	(0.9)	(18,801)	(2.8)	12,233	-
Equity in net income (loss) of affiliated companies	13	0.0	0	0.0	13	-
Income from continuing operations	6,872	1.0	52,055	7.6	(45,183)	(86.8)
Loss on discontinued operations	-	-	(7,768)	(1.1)	7,768	-
Consolidated net income	6,872	1.0	44,287	6.5	(37,415)	(84.5)
Less: Net income attributable to noncontrolling interests	1,126	0.1	(3,556)	(0.5)	4,682	-
Net income attributable to Nidec Corporation	¥7,998	1.1	¥40,731	6.0	¥(32,733)	(80.4)

Note:

Pursuant to ASC 805 “Business Combinations”, Results of operations for the year ended March 31, 2013 have been adjusted retrospectively, as a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisition of Nidec ASI S.p.A., Avtron Industrial Automation Inc. and Kinetek Group, inc. completed in the three months ended March 31, 2013.

Consolidated Statements of Comprehensive Income

	Yen in millions
	Year ended March 31		Increase or
	2013	2012	decrease
	Amount	Amount	Amount	%
Consolidated net income	¥6,872	¥44,287	¥(37,415)	(84.5)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	61,964	(2,560)	64,524	-
Net unrealized gains and losses on securities	151	(7)	158	-
Net gains and losses on derivative instruments	169	(146)	315	-
Pension liability adjustments	(433)	93	(526)	-
Total	61,851	(2,620)	64,471	-
Total comprehensive income (loss)	68,723	41,667	27,056	64.9
Less: Comprehensive (income) loss attributable to noncontrolling interests	(467)	(3,983)	3,516	-
Comprehensive income (loss) attributable to Nidec Corporation	¥68,256	¥37,684	¥30,572	81.1

(3) Consolidated Statements of Changes in Equity

For the year ended March 31, 2013
	Yen in millions (except for number of shares of common stock)
	Common stock
	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Noncontrolling interests	Total
Balance at March 31, 2012	145,075,080	¥66,551	¥66,762	¥326,777	¥(47,468)	¥(42,440)	¥370,182	¥55,429	¥425,611
Comprehensive income:
Net income				7,998			7,998	(1,126)	6,872
Other comprehensive income (loss):
Foreign currency translation adjustments					60,384		60,384	1,580	61,964
Unrealized loss on securities, net of reclassification adjustment					174		174	(23)	151
Unrealized gain from derivative instruments qualifying for cash flow hedges					169		169	-	169
Pension liability adjustments					(469)		(469)	36	(433)
Total comprehensive income							68,256	467	68,723

Purchase of treasury stock						(31,277)	(31,277)	-	(31,277)
Change in ownership of Nidec Sankyo in connection with share exchange transaction			3,270			16,710	19,980	(19,980)	-
Dividends paid to shareholders of Nidec Corporation				(12,125)			(12,125)	-	(12,125)
Dividends paid to noncontrolling interests							-	(1,421)	(1,421)
Acquisitions of new subsidiaries							-	3,391	3,391
Capital transaction with consolidated subsidiaries and other			486				486	79	565
Balance at March 31, 2013	145,075,080	¥66,551	¥70,518	¥322,650	¥12,790	¥(57,007)	¥415,502	¥37,965	¥453,467

For the year ended March 31, 2012
	Yen in millions (except for number of shares of common stock)
	Common stock
	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Noncontrolling interests	Total
Balance at March 31, 2011	145,075,080	¥66,551	¥66,960	¥298,445	¥(44,421)	¥(32,285)	¥355,250	¥55,256	¥410,506
Comprehensive income:
Net income				40,731			40,731	3,556	44,287
Other comprehensive income (loss):
Foreign currency translation adjustments					(2,749)		(2,749)	189	(2,560)
Unrealized loss on securities, net of reclassification adjustment					(53)		(53)	46	(7)
Unrealized gain from derivative instruments qualifying for cash flow hedges					(146)		(146)	-	(146)
Pension liability adjustments					(99)		(99)	192	93
Total comprehensive income							37,684	3,983	41,667

Purchase of treasury stock						(10,155)	(10,155)	-	(10,155)
Dividends paid to shareholders of Nidec Corporation				(12,399)			(12,399)	-	(12,399)
Dividends paid to noncontrolling interests							-	(1,444)	(1,444)
Capital transaction with consolidated subsidiaries and other			(198)				(198)	(2,366)	(2,564)
Balance at March 31, 2012	145,075,080	¥66,551	¥66,762	¥326,777	¥(47,468)	¥(42,440)	¥370,182	¥55,429	¥425,611

(4) Consolidated Statements of Cash Flows

	Yen in millions
	Year ended March 31		Increase or decrease
	2013	2012

Cash flows from operating activities:
Consolidated net income	¥6,872	¥44,287	¥(37,415)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	34,935	31,511	3,424
Amortization	4,756	2,819	1,937
Loss on marketable securities, net	87	200	(113)
Loss on sales, disposal or impairment of property, plant and equipment	10,300	15,705	(5,405)
Loss recovery and gain on property, plant and equipment damaged in flood	(4,027)	(19,662)	15,635
Deferred income taxes	(12,049)	12,835	(24,884)
Equity in net (income) loss of affiliated companies	(13)	0	(13)
Foreign currency adjustments	1,744	236	1,508
Accrual for pension and severance costs, net payments	(396)	(915)	519
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	53,221	(14,819)	68,040
Decrease (increase) in inventories	14,090	(257)	14,347
Decrease in notes and accounts payable	(1,257)	(8,061)	6,804
Decrease in accrued income taxes	(7,263)	(2,259)	(5,004)
Other	9,286	(4,908)	14,194
Net cash provided by operating activities	110,286	56,712	53,574

Cash flows from investing activities:
Additions to property, plant and equipment	(61,368)	(41,446)	(19,922)
Proceeds from sales of property, plant and equipment	1,036	2,725	(1,689)
Insurance proceeds related to property, plant and equipment damaged in flood	880	20,804	(19,924)
Purchases of marketable securities	(147)	(213)	66
Proceeds from sales and redemption of marketable securities	692	414	278
Acquisitions of business, net of cash acquired	(79,884)	5,201	(85,085)
Other	4,937	(7,403)	12,340
Net cash used in investing activities	(133,854)	(19,918)	(113,936)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(52,199)	26,060	(78,259)
Proceeds from issuance of long-term debt	71,307	-	71,307
Repayments of long-term debt	(12,392)	(1,229)	(11,163)
Proceeds from issuance of corporate bonds	100,000	-	100,000
Purchases of treasury stock	(31,277)	(10,155)	(21,122)
Payments for additional investments in subsidiaries	(92)	(454)	362
Dividends paid to shareholders of Nidec Corporation	(12,125)	(12,399)	274
Dividends paid to noncontrolling interests	(1,421)	(1,444)	23
Other	(684)	(1,193)	509
Net cash provided by (used in) financing activities	61,117	(814)	61,931

Effect of exchange rate changes on cash and cash equivalents	25,581	(11)	25,592
Net increase in cash and cash equivalents	63,130	35,969	27,161
Cash and cash equivalents at beginning of year	130,290	94,321	35,969
Cash and cash equivalents at end of year	¥193,420	¥130,290	¥63,130

(5) Notes regarding Going Concern Assumption

Not applicable.

(6) Scope of Consolidation and Application of the Equity Method

1. Scope of consolidation

As of
March 31, 2013
Number of consolidated subsidiaries	232

2. Application of the equity method

As of
March 31, 2013
Number of affiliated companies accounted for under the equity method	5

3. Change in the scope of consolidation from March 31, 2012

Increase of consolidated subsidiaries	70
Decrease of consolidated subsidiaries	7

4. Change in significant subsidiaries

Not applicable.

5. Change in the application of the equity method from March 31, 2012

Increase of affiliated companies accounted for by the equity method	3
Decrease of affiliated companies accounted for by the equity method	-

6. Critical Accounting Policies

The Company and its subsidiaries in Japan maintain their records and prepare their accounts and records in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States (“U.S. GAAP”).

(7) Changes Relating to the Basis for Preparing Our Consolidated Financial Statements

As of April 1, 2012, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 220 “Comprehensive Income” updated by Accounting Standards Update (ASU) No. 2011-05 “Presentation of Comprehensive Income” and ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU 2011-05 eliminates the option to report other comprehensive income and its components in the consolidated statement of changes in equity and requires an entity to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. ASU 2011-12 indefinitely defers the requirement in ASU 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. These standards are provisions for disclosure. The adoption of these standards did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2012, NIDEC adopted FASB ASC 350 “Intangibles-Goodwill and Other” updated by ASU 2011-08 “Testing Goodwill for Impairment.” ASU 2011-08 allows an entity the option of performing a qualitative assessment before calculating the fair value of a reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The adoption of this standard did not have any material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

(8) Notes of Consolidated Financial Statements

Operating Segment Information

			Yen in millions
	Year ended March 31				Increase or decrease
	2013		2012
Net sales:	Amount	%	Amount	%	Amount	%
Nidec Corporation	¥132,030	13.6	¥146,965	15.8	¥(14,935)	(10.2)
Nidec Electronics (Thailand)	98,841	10.2	100,875	10.8	(2,034)	(2.0)
Nidec (Zhejiang)	24,086	2.5	30,047	3.2	(5,961)	(19.8)
Nidec (Dalian)	14,765	1.5	19,740	2.1	(4,975)	(25.2)
Nidec Singapore	50,748	5.2	34,668	3.7	16,080	46.4
Nidec (H.K.)	53,762	5.5	51,910	5.6	1,852	3.6
Nidec Philippines	40,389	4.1	39,716	4.3	673	1.7
Nidec Sankyo	73,501	7.6	78,985	8.5	(5,484)	(6.9)
Nidec Copal	51,720	5.3	53,442	5.7	(1,722)	(3.2)
Nidec Tosok	31,280	3.2	33,508	3.6	(2,228)	(6.6)
Nidec Copal Electronics	26,865	2.8	29,118	3.1	(2,253)	(7.7)
Nidec Techno Motor	43,083	4.4	41,010	4.4	2,073	5.1
Nidec Motor	119,247	12.3	84,029	9.0	35,218	41.9
Nidec Motors & Actuators	59,877	6.2	56,355	6.1	3,522	6.2
All others	151,901	15.6	131,168	14.1	20,733	15.8
Sub-total	972,095	100.0	931,536	100.0	40,559	4.4
Adjustments and eliminations	(262,825)	-	(249,216)	-	(13,609)	-
Consolidated total	¥709,270	-	¥682,320	-	¥26,950	3.9

			Yen in millions
	Year ended March 31				Increase or decrease
	2013		2012
Operating income:	Amount	%	Amount	%	Amount	%
Nidec Corporation	¥(4,856)	(14.5)	¥7,497	10.0	¥(12,353)	-
Nidec Electronics (Thailand)	10,525	31.3	15,027	20.1	(4,502)	(30.0)
Nidec (Zhejiang)	(2,689)	(8.0)	774	1.0	(3,463)	-
Nidec (Dalian)	(409)	(1.2)	431	0.6	(840)	-
Nidec Singapore	1,115	3.3	781	1.1	334	42.8
Nidec (H.K.)	146	0.4	359	0.5	(213)	(59.3)
Nidec Philippines	4,883	14.5	7,799	10.4	(2,916)	(37.4)
Nidec Sankyo	4,210	12.5	7,414	9.9	(3,204)	(43.2)
Nidec Copal	(3,192)	(9.5)	6,384	8.5	(9,576)	-
Nidec Tosok	1,715	5.1	3,140	4.2	(1,425)	(45.4)
Nidec Copal Electronics	3,277	9.8	4,194	5.6	(917)	(21.9)
Nidec Techno Motor	4,168	12.4	4,591	6.1	(423)	(9.2)
Nidec Motor	723	2.2	2,111	2.8	(1,388)	(65.8)
Nidec Motors&Actuators	3,447	10.3	3,126	4.2	321	10.3
All others	10,541	31.4	11,201	15.0	(660)	(5.9)
Sub-total	33,604	100.0	74,829	100.0	(41,225)	(55.1)
Adjustments and eliminations	(15,977)	-	(1,759)	-	(14,218)	-
Consolidated total	¥17,627	-	¥73,070	-	¥(55,443)	(75.9)

Notes:

1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan.

Earnings per share

The Earnings per share information are as follows:

For the year ended March 31, 2013
	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted -average shares	Net income attributable to Nidec Corporation per share
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥7,998	134,714	¥59.37
Dilutive securities:
Zero coupon convertible bonds with stock acquisition rights due 2015	(61)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥7,937	144,125	¥55.07

For the year ended March 31, 2012
	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted -average shares	Net income (loss) attributable to Nidec Corporation per share
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥46,242	137,490	¥336.33
Income (loss) from discontinued operations attributable to Nidec Corporation	(5,511)	137,490	(40.08)
Net income attributable to Nidec Corporation	40,731	137,490	296.25
Dilutive securities:
Zero coupon convertible bonds with stock acquisition rights due 2015	(55)	9,411
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	46,187	146,901	314.41
Income (loss) from discontinued operations attributable to Nidec Corporation	(5,511)	146,901	(37.52)
Net income attributable to Nidec Corporation	¥40,676	146,901	¥276.89

Subsequent events

A Share Exchange Agreement to Make Nidec Copal Corporation, Nidec Tosok Corporation and Nidec Seimitsu Corporation a Wholly Owned Subsidiary of Nidec Corporation

On April 23, 2013, we decided, at a meeting of the board of directors, to enter into a share exchange transaction with Nidec Copal Corporation, Nidec Tosok Corporation and Nidec Seimitsu Corporation to make the subsidiaries a wholly owned subsidiary, and entered into a share exchange agreement with the subsidiaries on the same day. For more information, see our press release, dated April 23, 2013, entitled ”Nidec Resolves to Make Nidec Copal Corp., Nidec Tosok Corp. and Nidec Seimitsu Corp. its Wholly Owned Subsidiaries” which will be submitted on Form 6-K.

5. Nidec Non-Consolidated Financial Statements (Japanese GAAP) (unaudited)

(1) Non-Consolidated Balance Sheets

Assets
	Yen in millions
	March 31
	2013	2012
	Amount	Amount
Current assets:
Cash and deposits	¥7,103	¥9,825
Notes receivable-trade	328	192
Accounts receivable-trade	48,014	55,286
Finished goods	2,571	2,614
Work in process	89	161
Raw materials and supplies	442	421
Prepaid expenses	461	440
Deferred tax assets	6,415	-
Short-term loans receivable from subsidiaries and affiliates	51,603	38,771
Accounts receivable-other	3,593	28,851
Income taxes receivable	4,428	-
Other	56	57
Allowance for doubtful accounts	(170)	(204)
Total current assets	124,933	136,414
Noncurrent assets:
Property, plant and equipment	28,348	28,653
Buildings, net	14,198	14,964
Structures, net	346	395
Machinery and equipment, net	593	483
Vehicles, net	9	12
Tools, furniture and fixtures, net	1,306	1,000
Land	11,569	11,583
Lease assets, net	43	133
Construction in progress	284	83
Intangible assets	3,872	3,217
Patent right	129	139
Software	1,339	1,806
Software in progress	2,282	1,141
Other	122	131
Investments and other assets	408,298	320,655
Investment securities	8,136	7,311
Stocks of subsidiaries and affiliates	370,578	278,530
Investments in capital	0	0
Investments in capital of subsidiaries and affiliates	25,283	34,037
Claims provable in bankruptcy, claims provable in rehabilitation and other	445	445
Long-term prepaid expenses	187	233
Prepaid pension cost	-	92
Deferred tax assets	4,026	106
Other	88	346
Allowance for doubtful accounts	(445)	(445)
Total noncurrent assets	440,518	352,525
Total assets	¥565,451	¥488,939

Liabilities and Net Assets
	Yen in millions
	March 31
	2013	2012
	Amount	Amount
Current liabilities:
Notes payable-trade	¥18	¥29
Accounts payable-trade	18,502	21,471
Short-term loans payable	31,000	57,876
Commercial papers	-	27,000
Current portion of bonds	100,247	-
Current portion of long-term loans payable	31,775	-
Lease obligations	32	91
Accounts payable-other	5,259	3,919
Accrued expenses	689	395
Income taxes payable	-	387
Deferred tax liabilities	-	1,945
Advances received	5	22
Deposits received	23,032	24,186
Unearned revenue	178	183
Provision for bonuses	1,600	1,700
Notes payable-facilities	-	1
Other	20	-
Total current liabilities	212,357	139,205
Noncurrent liabilities:
Bonds payable	100,000	100,347
Long-term loans payable	41,819	-
Lease obligations	13	45
Provision for retirement benefits	162	-
Other	381	445
Total noncurrent liabilities	142,375	100,837
Total liabilities	354,732	240,042
Shareholders’ equity:
Capital stock	66,551	66,551
Capital surplus	73,147	73,069
Legal capital surplus	70,772	70,772
Other capital surplus	2,375	2,297
Retained earnings	126,595	151,314
Legal retained earnings	721	721
General reserve	129,650	114,650
Retained earnings brought forward	(3,776)	35,943
Treasury stock	(56,109)	(42,440)
Total shareholders’ equity	210,184	248,494
Valuation and translation adjustments:
Valuation difference on available-for-sale securities	870	883
Deferred gains or losses on hedges	(6)	-
Revaluation reserve for land	(329)	(480)
Total valuation and translation adjustments	535	403
Total net assets	210,719	248,897
Total liabilities and net assets	¥565,451	¥488,939

(2) Non-Consolidated Statements of Income

	Yen in millions
	Year ended March 31
	2013	2012
	Amount	Amount
Net sales	¥132,030	¥146,965
Cost of sales	108,494	116,063
Gross profit	23,536	30,902
Selling, general and administrative expenses	28,392	23,405
Operating income (loss)	(4,856)	7,497
Non-operating income:
Interest income	406	490
Dividends income	8,571	9,307
Other	1,039	1,415
Total non-operating income	10,016	11,212
Non-operating expenses:
Interest expenses	397	137
Interest on bonds	201	-
Sales discounts	47	47
Foreign exchange losses	6,880	1,851
Bond issuance cost	226	1
Interest on commercial papers	27	10
Other	719	764
Total non-operating expenses	8,497	2,810
Ordinary income (loss)	(3,337)	15,899
Extraordinary income:
Gain on sales of noncurrent assets	3	29
Gain on sales of investment securities	135	-
Special technical support fee	-	1,100
Transfer pricing taxation adjustment	-	25,077
Gain on liquidation of subsidiaries and affiliates	53	-
Total extraordinary income	191	26,206
Extraordinary losses:
Impairment loss	319	17
Loss on disposal of noncurrent assets	98	184
Loss on sales of investment securities	0	-
Loss on valuation of investment securities	-	1
Loss on valuation of stocks of subsidiaries and affiliates	3,173	805
Loss on valuation of investment in capital of subsidiaries and affiliates	10,012	-
Total extraordinary losses	13,601	1,007
Income (loss) before income taxes	(16,747)	41,098
Income taxes:
Income taxes-current	7,965	3,015
Income taxes-deferred	(12,269)	8,725
Total income taxes	(4,304)	11,740
Net income (loss)	¥(12,443)	¥29,358

(3) Non-Consolidated Statements of Shareholders’ Equity

	Yen in millions
	Year ended March 31
	2013	2012
	Amount	Amount
Shareholders' equity:
Capital stock
Balance at the beginning of current period	¥66,551	¥66,551
Changes of items during the period
Total changes of items during the period	-	-
Balance at the end of current period	¥66,551	¥66,551

Capital surplus
Legal capital surplus
Balance at the beginning of current period	¥70,772	¥70,772
Changes of items during the period
Total changes of items during the period	-	-
Balance at the end of current period	¥70,772	¥70,772
Other capital surplus
Balance at the beginning of current period	¥2,297	¥2,297
Changes of items during the period
Disposal of treasury stock	78	-
Total changes of items during the period	78	-
Balance at the end of current period	¥2,375	¥2,297

Retained earnings
Legal retained earnings
Balance at the beginning of current period	¥721	¥721
Changes of items during the period
Total changes of items during the period	-	-
Balance at the end of current period	¥721	¥721
Other retained earnings
General reserve
Balance at the beginning of current period	¥114,650	¥105,650
Changes of items during the period
Provision of general reserve	15,000	9,000
Total changes of items during the period	15,000	9,000
Balance at the end of current period	¥129,650	¥114,650
Retained earnings brought forward
Balance at the beginning of current period	¥35,943	¥27,984
Changes of items during the period
Dividends from surplus	(12,125)	(12,399)
Provision of general reserve	(15,000)	(9,000)
Net income (loss)	(12,443)	29,358
Reversal of revaluation reserve for land	(151)	-
Total changes of items during the period	(39,719)	7,959
Balance at the end of current period	¥(3,776)	¥35,943

	Yen in millions
	Year ended March 31
	2013	2012
	amount	amount
Treasury stock
Balance at the beginning of current period	¥(42,440)	¥(32,285)
Changes of items during the period
Purchase of treasury stock	(31,277)	(10,155)
Disposal of treasury stock	17,608	-
Total changes of items during the period	(13,669)	(10,155)
Balance at the end of current period	¥(56,109)	¥(42,440)

Total shareholders’ equity
Balance at the beginning of current period	¥248,494	¥241,690
Changes of items during the period
Dividends from surplus	(12,125)	(12,399)
Net income (loss)	(12,443)	29,358
Purchase of treasury stock	(31,277)	(10,155)
Disposal of treasury stock	17,687	-
Reversal of revaluation reserve for land	(151)	-
Total changes of items during the period	(38,310)	6,804
Balance at the end of current period	¥210,184	¥248,494

Valuation and translation adjustments:
Valuation difference on available-for-sale securities
Balance at the beginning of current period	¥883	¥1,095
Changes of items during the period
Net changes of items other than shareholders' equity	(13)	(212)
Total changes of items during the period	(13)	(212)
Balance at the end of current period	¥870	¥883
Deferred gains or losses on hedges
Balance at the beginning of current period	-	-
Changes of items during the period
Net changes of items other than shareholders' equity	(6)	-
Total changes of items during the period	(6)	-
Balance at the end of current period	¥(6)	-

Revaluation reserve for land
Balance at the beginning of current period	¥(480)	¥(480)
Changes of items during the period
Net changes of items other than shareholders' equity	151	-
Total changes of items during the period	151	-
Balance at the end of current period	¥(329)	¥(480)

Total Valuation and translation adjustments
Balance at the beginning of current period	¥403	¥615
Changes of items during the period
Net changes of items other than shareholders' equity	132	(212)
Total changes of items during the period	132	(212)
Balance at the end of current period	¥535	¥403

Total net assets:
Balance at the beginning of current period	¥248,897	¥242,305
Changes of items during the period
Dividends from surplus	(12,125)	(12,399)
Net income (loss)	(12,443)	29,358
Purchase of treasury stock	(31,277)	(10,155)
Disposal of treasury stock	17,687	-
Reversal of revaluation reserve for land	(151)	-
Net changes of items other than shareholders' equity	132	(212)
Total changes of items during the period	(38,178)	6,592
Balance at the end of current period	¥210,719	¥248,897

6. Other Information

(1) Changes in Directors and Auditors

Elections, retirements and position changes to the Members of the Board and Audit & Supervisory Board Members will be submitted for, and subject to, approval at the Company's Ordinary General Meeting of Shareholders to be held on June 25, 2013.

1. Proposed change in Representative Director

Not applicable.

2. Proposed changes in other Members of the Board of Directors and Audit & Supervisory Board Members

(1) Candidates to the Board of Directors (effective as of June 25, 2013):

Name	Current title/occupation
Mr. Bunsei Kure	Adviser of the Company.
Mr. Toshihiro Kimura	First Senior Vice President of the Company.
Mr. Kazuya Hayafune	First Senior Vice President of the Company.

Note: Mr. Bunsei Kure is expected to assume office as an Executive Vice President of the Company as of June 25, 2013.

(2) Outgoing Members of the Board of Directors (effective as of June 25, 2013):

Name	Current title/occupation
Mr. Toshihiko Miyabe	Member of the Board and Senior Vice President of the Company

Note: Mr. Toshikiko Miyabe is expected to assume office as a Senior Vice President of the Company as of June 25, 2013.

(3) Candidate to the position of an Audit & Supervisory Board Member. (effective as of June 25, 2013):

Name	Current title/occupation
Mr. Tetsuo Inoue	Senior Vice President of the Company

Note: Mr. Tetsuo Inoue is expected to assume office as a Full-time Audit & Supervisory Board Member.

(4) Outgoing Audit & Supervisory Board Member (effective as of June 25, 2013):

Name	Current title/occupation
Mr. Kazuya Murakami	Full-time and Outside Audit & Supervisory Board Member of the Company

Note: Mr. Kazuya Murakami is expected to assume office as a Vice President of the Company as of June 25, 2013.

(2) Quarterly Financial Data for the three months ended December 31, 2012, September 30, 2012 and June 30, 2012 (unaudited)

	Yen in millions
	Three months ended
	June 30, 2012		September 30, 2012		December 31, 2012
	Amount	%	Amount	%	Amount	%
Net sales	¥179,021	100.0	¥174,519	100.0	¥169,670	100.0
Operating income	22,183	12.4	19,540	11.2	1,303	0.8
Income from continuing operations before income taxes	18,334	10.2	18,243	10.6	1,259	0.7
Consolidated net income	13,879	7.8	14,278	8.2	1,028	0.6
Net income attributable to Nidec Corporation	¥13,282	7.4	¥12,917	7.4	¥894	0.5

Note:

Pursuant to ASC 805 “Business Combinations”, the results of operations for three months ended June 30, 2012 and September 30, 2012 have been adjusted retrospectively, as a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisition of Nidec Minster Corporation completed in the three months ended December 31, 2012.

(3) Quarterly Condensed Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (unaudited)

Results for the three months ended March 31

Consolidated Statements of Income

	Yen in millions
	Three months ended March 31				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
Net sales	¥186,060	100.0	¥167,587	100.0	¥18,473	11.0
Cost of products sold	159,691	85.8	127,310	76.0	32,381	25.4
Selling, general and administrative expenses	41,863	22.6	13,944	8.3	27,919	200.2
Research and development expenses	9,905	5.3	7,558	4.5	2,347	31.1
Operating expenses	211,459	113.7	148,812	88.8	62,647	42.1
Operating income (loss)	(25,399)	(13.7)	18,775	11.2	(44,174)	-

Other income (expenses):
Interest and dividend income	508		577		(69)
Interest expenses	(191)		(121)		(70)
Foreign exchange gain (loss), net	953		2,407		(1,454)
Gain (loss) from marketable securities, net	213		(60)		273
Other, net	(493)		485		(978)
Total	990	0.6	3,288	2.0	(2,298)	(69.9)
Income (loss) from continuing operations before income taxes	(24,409)	(13.1)	22,063	13.2	(46,472)	-
Income taxes	2,125	1.1	(6,269)	(3.8)	8,394	-
Equity in net income (loss) of affiliated companies	(29)	(0.0)	(7)	(0.0)	(22)	-
Income (loss) from continuing operations	(22,313)	(12.0)	15,787	9.4	(38,100)	-
Loss on discontinued operations	-	-	(6,045)	(3.6)	6,045	-
Consolidated net income (loss)	(22,313)	(12.0)	9,742	5.8	(32,055)	-
Less: Net income attributable to noncontrolling interests	3,218	1.7	(665)	(0.4)	3,883	-
Net income (loss) attributable to Nidec Corporation	¥(19,095)	(10.3)	¥9,077	5.4	¥(28,172)	-

Note:

Pursuant to ASC 805 “Business Combinations”, the results of operations for the six months ended September 30, 2012 have been adjusted retrospectively, as a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisition of Nidec Minster Corporation completed in the three months ended December 31, 2012.

Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended March 31		Increase or
	2013	2012	decrease
	Amount	Amount	Amount	%
Consolidated net income(loss)	¥(22,313)	¥9,742	¥(32,055)	-
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	38,044	18,272	19,772	108.2
Net unrealized gains and losses on securities	847	1,368	(521)	(38.1)
Net gains and losses on derivative instruments	76	698	(622)	(89.1)
Pension liability adjustments	(377)	(705)	328	-
Total	38,590	19,633	18,957	96.6
Total comprehensive income	16,277	29,375	(13,098)	(44.6)
Less: Comprehensive (income) loss attributable to noncontrolling interests	2,021	(1,848)	3,869	-
Comprehensive income attributable to Nidec Corporation	¥18,298	¥27,527	¥(9,229)	(33.5)

(4) Information by Product Category (unaudited)

	Yen in millions
	Year ended March 31, 2013
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥319,724	¥248,464	¥63,526	¥69,188	¥8,368	¥709,270	¥-	¥709,270
Intersegment	922	948	6,171	770	5,382	14,193	(14,193)	-
Total	320,646	249,412	69,697	69,958	13,750	723,463	(14,193)	709,270
Operating expenses	297,968	246,734	62,683	78,423	12,857	698,665	(7,022)	691,643
Operating income (loss)	¥22,678	¥2,678	¥7,014	¥(8,465)	¥893	¥24,798	¥(7,171)	¥17,627

	Yen in millions
	Year ended March 31, 2012
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥331,437	¥208,529	¥64,904	¥69,377	¥8,073	¥682,320	¥-	¥682,320
Intersegment	976	156	5,703	302	5,323	12,460	(12,460)	-
Total	332,413	208,685	70,607	69,679	13,396	694,780	(12,460)	682,320
Operating expenses	278,197	199,310	63,963	62,427	12,385	616,282	(7,032)	609,250
Operating income	¥54,216	¥9,375	¥6,644	¥7,252	¥1,011	¥78,498	¥(5,428)	¥73,070

	Yen in millions
	Three months ended March 31, 2013
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥76,759	¥74,226	¥17,027	¥15,704	¥2,344	¥186,060	¥-	¥186,060
Intersegment	300	284	1,086	163	1,257	3,090	(3,090)	-
Total	77,059	74,510	18,113	15,867	3,601	189,150	(3,090)	186,060
Operating expenses	89,002	77,500	17,203	25,321	3,382	212,408	(949)	211,459
Operating income (loss)	¥(11,943)	¥(2,990)	¥910	¥(9,454)	¥219	¥(23,258)	¥(2,141)	¥(25,399)

	Yen in millions
	Three months ended March 31, 2012
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥82,251	¥52,180	¥14,765	¥16,443	¥1,948	¥167,587	¥-	¥167,587
Intersegment	255	47	1,548	83	1,343	3,276	(3,276)	-
Total	82,506	52,227	16,313	16,526	3,291	170,863	(3,276)	167,587
Operating expenses	67,160	49,723	15,908	14,968	2,940	150,699	(1,887)	148,812
Operating income	¥15,346	¥2,504	¥405	¥1,558	¥351	¥20,164	¥(1,389)	¥18,775

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), brushless DC fans, brush motors and vibration motors

(2) Automotive, appliance, commercial and industrial products: Home appliances, commercial and industrial motors and related products, automotive motors, and automotive components

(3) Machinery: Power transmission drives, precision equipment and factory automation-related equipment

(4) Electronic and optical components: Electronic components and optical components

(5) Others: Service etc

3. The product category has been renamed from “General motors” to “Automotive, appliance, commercial and industrial products.” This category includes automotive components which were previously included in “Others” product category. As a result, we have reclassified the results of automotive components for the three and year ended March 31, 2012.

4. The motor applications that were previously included in “Electronic and optical components” product category have been reclassified to “Small precision motors” product category. As a result, we have reclassified the results of the motor applications for the three and year ended March 31, 2012.

(5) Sales by Geographic Segment (unaudited)

	Yen in millions
	Year ended March 31				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
Japan	¥213,169	30.1	¥260,470	38.2	¥(47,301)	(18.2)
U.S.A	99,260	14.0	71,317	10.5	27,943	39.2
Singapore	55,712	7.9	40,595	5.9	15,117	37.2
Thailand	81,678	11.5	75,908	11.1	5,770	7.6
Philippines	18,543	2.6	19,683	2.9	(1,140)	(5.8)
China	150,631	21.2	148,553	21.8	2,078	1.4
Others	90,277	12.7	65,794	9.6	24,483	37.2
Total	¥709,270	100.0	¥682,320	100.0	¥26,950	3.9

	Yen in millions
	Three months ended March 31				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
Japan	¥49,571	26.6	¥56,527	33.7	¥(6,956)	(12.3)
U.S.A	30,667	16.5	15,311	9.1	15,356	100.3
Singapore	13,734	7.4	15,672	9.4	(1,938)	(12.4)
Thailand	20,795	11.2	17,864	10.7	2,931	16.4
Philippines	3,927	2.1	6,372	3.8	(2,445)	(38.4)
China	38,232	20.5	38,400	22.9	(168)	(0.4)
Others	29,134	15.7	17,441	10.4	11,693	67.0
Total	¥186,060	100.0	¥167,587	100.0	¥18,473	11.0

Note:

The sales are classified by domicile of the seller, and the figures exclude intra-segment transactions.

(6) Sales by Region (unaudited)

	Yen in millions
	Year ended March 31				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
North America	¥102,587	14.5	¥79,997	11.7	¥22,590	28.2
Asia	364,242	51.3	358,653	52.5	5,589	1.6
Europe	75,704	10.7	59,987	8.8	15,717	26.2
Others	9,130	1.3	7,291	1.1	1,839	25.2
Overseas sales total	551,663	77.8	505,928	74.1	45,735	9.0
Japan	157,607	22.2	176,392	25.9	(18,785)	(10.6)
Consolidated total	¥709,270	100.0	¥682,320	100.0	¥26,950	3.9

	Yen in millions
	Three months ended March 31				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
North America	¥32,313	17.4	¥21,059	12.6	¥11,254	53.4
Asia	92,124	49.5	87,046	52.0	5,078	5.8
Europe	23,338	12.5	15,464	9.2	7,874	50.9
Others	2,902	1.6	371	0.2	2,531	682.2
Overseas sales total	150,677	81.0	123,940	74.0	26,737	21.6
Japan	35,383	19.0	43,647	26.0	(8,264)	(18.9)
Consolidated total	¥186,060	100.0	¥167,587	100.0	¥18,473	11.0

Note:

The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

(7) Other information (unaudited)

1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Year ended March 31		Increase or decrease	Three months ended March 31		Increase or decrease
	2013	2012		2013	2012
Net sales	¥709,270	¥682,320	3.9%	¥186,060	¥167,587	11.0%
Operating income (loss)	17,627	73,070	(75.9)%	(25,399)	18,775	-
Ratio of operating income to net sales	2.5%	10.7%		(13.7)%	11.2%
Income (loss) from continuing operations before income taxes	13,427	70,856	(81.1)%	(24,409)	22,063	-
Ratio of income from continuing operations before income taxes to net sales	1.9%	10.4%		(13.1)%	13.2%
Net income (loss) attributable to Nidec Corporation	7,998	40,731	(80.4)%	(19,095)	9,077	-
Ratio of net income attributable to Nidec Corporation to net sales	1.1%	6.0%		(10.3)%	5.4%
Net income attributable to Nidec Corporation per share-basic	¥59.37	¥296.25		¥(141.45)	¥66.34
Net income attributable to Nidec Corporation per share-diluted	¥55.07	¥276.89		-	¥61.98

Total assets	¥1,004,852	¥800,401
Nidec Corporation shareholders’ equity	415,502	370,182
Nidec Corporation shareholders’ equity to total assets	41.3%	46.2%
Nidec Corporation shareholders’ equity per share	¥3,085.07	¥2,705.32

Net cash provided by operating activities	¥110,286	¥56,712
Net cash used in investing activities	(133,854)	(19,918)
Net cash provided by (used in) financing activities	61,117	(814)
Cash and cash equivalents at end of year	¥193,420	¥130,290

Note: Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

2) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries:	232
Number of affiliated companies accounted for under the equity method:	5

3) Change in Scope of Consolidation and Application of the Equity Method

Change from March 31, 2012
Number of companies newly consolidated:	70
Number of companies excluded from consolidation:	7
Number of companies newly accounted for by the equity method:	3
Number of companies excluded from accounting by the equity method:	-